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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                               For April 26, 1999

                       CHINA ENERGY RESOURCES CORPORATION
             (Exact name of registrant as specified in its charter)

       CITCO BUILDING, WICKHAMS CAY                971-B RUSSELL AVENUE
       P.O. BOX 662, ROAD TOWN                     RUSSELL OFFICE PARK
       TORTOLA, BRITISH VIRGIN ISLANDS             GAITHERSBURG, MARYLAND  20879

          (Address of principal executive offices, including zip code)

       Registrant's telephone number, including area code: (301) 670-5595

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F _____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ____ No __X__

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not Applicable.


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



                  CHINA ENERGY RESOURCES CORPORATION ANNOUNCES
                       1998 PRELIMINARY UNAUDITED RESULTS

               INCREASES LINE OF CREDIT FROM AMERICA ORIENT GROUP
                       APPOINTS GUOLIANG GUAN AS DIRECTOR


GAITHERSBURG, Md.--April 26, 1999-- China Energy Resources Corporation (the "Company") (ASE: CHG) today announced preliminary unaudited results of operations for the fiscal year ended December 31, 1998, an increase in its line of credit by $1,000,000 from America Orient Group, Inc. ("AOG"), and the appointment of Guoliang Guan, Director and Senior Vice President of AOG, as a member of the Board of Directors of the Company.

Regarding the Company's results of operations, the Company continued to experience difficulties resulting from a lack of financial and managerial resources and a weakening in organizational control in the fiscal year ended December 31, 1998. On December 3, 1998, the Company entered into a definitive stock and warrant purchase agreement (the "Stock Purchase Agreement") with AOG, in which the Company agreed to sell to AOG 5,000,000 shares of the common stock of the Company, par value $0.01 per share (the "Common Stock"), and a warrant to purchase 5,000,000 shares of Common Stock for US$1,000,000. The closing of the Stock Purchase Agreement is contingent, among other things, upon: (i) the satisfactory completion of the due diligence process by AOG; (ii) the satisfactory completion of the outstanding negotiations between AOG and the Company's convertible note holders who participated in the Company's financings in 1996/1997 regarding several adjustments to the terms of such convertible notes; and (iii) the approval of the Company's stockholders at the forthcoming Annual Meeting. The Annual Meeting will be scheduled as soon as practical after the SEC completes its review of the proxy statement.

On March 3, 1999, the Company assigned management responsibilities to AOG and has since drawn down approximately $200,000 in loan proceeds from AOG under a convertible note of $24,160 and a revolving convertible note of up to $250,000 (the "Revolving Note"), for working capital purposes. Both notes have an 8% per annum interest rate, and have the same conversion mechanisms which provide for AOG to convert any outstanding principal amount or accrued interest into shares of Common Stock at $0.20 per share.

On March 24, 1999, the Company, together with Mishan Hua Xing Coal Limited ("MHXC"), a joint venture company in China in which the Company owns an 80% interest, entered into a definitive loan and guarantee agreement (the "Loan Agreement") with the Orient Finance Company ("OFC") for a $2,000,000 term loan of three years with a one-year grace period and a 6.625% interest rate per annum. The Loan Agreement provides no conversion features. OFC is a subsidiary of the China Orient Group Industries, Inc. and an affiliate of AOG. The Loan Agreement will become effective upon the closing of the Stock Purchase Agreement. The loan proceeds will be primarily used in connection with the debt rescheduling and restructuring efforts by MHXC with regard to certain debts from local banks in China, and to provide working capital to re-start the coal wash operations in the Mishan City Coke Factory, one of the MHXC's factories.

The Company's preliminary unaudited consolidated statements of operations and balance sheets are provided below. The completion of the 1998 financial statements and the report of the independent auditors thereon is subject to the closing of the Stock Purchase Agreement and the provision of the finance under the Loan Agreement.

                    CHINA ENERGY RESOURCES CORPORATION PRELIMINARY UNAUDITED
                             CONSOLIDATED STATEMENTS OF OPERATIONS
                        (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


                                                                       YEARS ENDED DECEMBER 31,
                                                                       ------------------------
                                                                       1998                 1997
                                                                       ----                 ----
Net sales.......................................................     $6,660               $9,053

Subcontracting income...........................................          -                  362

Cost of sales...................................................     (4,835)              (5,516)
                                                                     ------               ------
Gross profit....................................................      1,825                3,899

Selling, general and administrative expenses....................     (2,634)              (4,921)

Write-off of advances to related parties........................          -               (1,768)
                                                                          -               ------
Operating (loss) income.........................................       (809)              (2,790)

Interest expense................................................     (1,339)              (1,056)

Other (expense) income..........................................        (79)                (190)
                                                                        ---                 ----
(Loss) income before minority interests.........................     (2,227)              (4,036)

Minority interest...............................................        196                  494
                                                                        ---                  ---
Net (loss) income...............................................    $(2,031)             $(3,542)
                                                                    -------              -------
(Loss) earnings per share

  - Basic.......................................................     $(0.63)              $(1.18)
                                                                     ------               ------
  - Fully-diluted...............................................     $(0.63)              $(1.18)
                                                                     ------               ------
Weighted average number of shares outstanding

  - Basic.......................................................      3,248                2,994
                                                                      -----                -----
  - Fully-diluted...............................................      3,248                2,994
                                                                      -----                -----






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



                                       CHINA ENERGY RESOURCES CORPORATION
                                PRELIMINARY UNAUDITED CONSOLIDATED BALANCE SHEETS
                            (AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                             DECEMBER 31,
                                                                                             ------------
                                                                                       1998                 1997
                                                                                       ----                 ----
ASSETS

Current assets:

Cash and cash equivalents................................................           $    82              $   767

Accounts receivable, net of allowance for doubtful accounts
   of $1,571 (1997: $1,576)..............................................             1,472                2,346

Prepayments, prepaid expenses, and other assets..........................             1,222                1,615

Inventories..............................................................             3,020                4,136
                                                                                      -----                -----
                  Total current assets...................................             5,796                8,864

Property, plant and equipment, net.......................................            17,916               18,002

Value added taxes receivable.............................................                81                  140

Other assets.............................................................               284                  387
                                                                                        ---                  ---
                  Total assets...........................................           $24,077              $27,393
                                                                                    -------              -------


LIABILITIES AND STOCKHOLDERS' EQUITY Current liabilities:

Short-term borrowings....................................................            $4,625               $5,057

Current portion of long-term debt........................................             1,812                1,812

Accounts payable.........................................................               796                1,629

Customer deposits........................................................               225                   87

Other payables...........................................................             2,078                2,392

Plant construction payables..............................................                 7                   77

Accrued payroll and employee benefits....................................               385                  474

Accrued interest.........................................................             2,495                1,596

Other accrued liabilities................................................               367                  187
                                                                                        ---                  ---
                  Total current liabilities..............................            12,790               13,311

Long-term debt
Related parties..........................................................             2,800                2,414

Convertible notes........................................................             2,548                2,347

Minority interests.......................................................             1,543                1,739

Commitments and contingencies

Stockholders' equity:

Preferred shares, $0.01 par value, 2,000,000 shares authorized,
No shares issued and outstanding.........................................                 -                    -

Common stock, $0.01 par value, 50,000,000 shares authorized,
3,248,494 (1997: 3,248,494) shares issued and outstanding................                32                   32

Additional paid-in capital...............................................            11,770               11,762

Deficit..................................................................            (3,971)              (1,940)

Advances receivable from related parties.................................            (3,435)              (2,272)
                                                                                     ------               ------
                  Total stockholders' equity.............................             4,396                7,582
                                                                                      -----                -----
                  Total liabilities and stockholders' equity.............           $24,077              $27,393
                                                                                    -------              -------



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



AOG has agreed to increase the line of credit under the Revolving Note by $1,000,000, to enable the Company to, among other things, restructure the Company's debt with local banks in China and re-start the coal wash operations under MHXC.

The Board of Directors of the Company has appointed Guoliang Guan as a Director. Mr. Guan is a Director and Senior Vice President of AOG, positions he has held since 1994. Mr. Guan, a CPA in China, has also been a Director and Vice President of China Orient Group Industries, Inc. ("COG"), AOG's parent company in China, since 1992. Other positions presently held by Mr. Guan include:
Executive Director of the Board of Directors and General Manger of the Orient Group Co. Ltd., a partially owned subsidiary of COG listed on the Shanghai Stock Exchange; Chairman of the Board of Directors of the New China Life Insurance Co. Ltd., a partially owned insurance company of COG with operations in China; Chairman of the Board of Directors of the OFC, a wholly owned finance company of COG; and a member of the Board of Directors of the Jinzhou Harbor (Group) Co. Ltd., a partially owned subsidiary of COG listed on the Shanghai Stock Exchange. With Guoliang Guan's appointment, the Company's Board will now have five members.

The Company is a holding company which is the sole shareholder in China Coal Mining (B.V.I.) Co. Ltd., a coal refining company located in the People's Republic of China.

The Statements in this press release that are not historical facts constitute "forward-looking statements" that involve risks, uncertainties and other facts which may cause results to be materially different from those set forth in the forward-looking statements. Such factors include but are not limited to, the following general economic and business conditions; competition; the ability to implement and the effectiveness of business strategy and development plans; quality of management; business abilities and judgment of personnel; availability of qualified personnel; labor and employee benefit costs; and availability and cost of raw materials and supplies. China Energy Resources Corporation will not undertake and specifically declines any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. Parties receiving this release are encouraged to review all filings made by the Company with the Securities and Exchange Commission.

Contact:

                  China Energy Resources Corp.
                  Bill H. Zhao, Chairman of the Board
                  (301) 670-5595 or (301) 670-5596(fax)

                                        or

                  The Equity Group Inc.
                  Investor Relations Counsel:
                  Loren Goldstein (212) 836-9604
                  lgoldstein@equityny.com
                  Linda Latman    (212) 836-9609

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CHINA ENERGY RESOURCES CORPORATION


                                        By:   /s/ Bill H. Zhao
                                              ----------------------------------
                                              Bill H. Zhao
                                              President, Chief Executive Officer
                                                 and Chairman of the Board


Date:    April 30, 1999




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